                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                 -----------------------------------------------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F  X                                Form 40-F
                   ---                                         ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No  X
             ---                                         ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No  X
             ---                                         ---

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No  X
             ---                                         ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release dated  February 16, 2005,  "ALSTOM  Informs  European  Unions on a
Restructuring Project Concerning the Utility Boilers Business"

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                             ALSTOM

Date: February 17, 2005                      By: /s/ Henri Poupart-Lafarge
                                                 -------------------------------
                                                 Name:   Henri Poupart-Lafarge
                                                 Title:  Chief Financial Officer

                                                                16 February 2005

                       ALSTOM INFORMS EUROPEAN UNIONS ON A
                      RESTRUCTURING PROJECT CONCERNING THE
                            UTILITY BOILERS BUSINESS

ALSTOM today informed trade union  representatives  regarding the  restructuring plan of its Utility  Boilers  business.  This business is part of ALSTOM's Power
Turbo systems /Power  Environment Sector and focuses on supplying new clean-coal boilers, and providing products and services to coal-based power plants.

The need to right-size the ALSTOM's  Utility Boilers business has been forced by a decline in the  accessible  market for new equipment  utility boiler orders in
Europe and the US, with a shift of the  substantial  proportion of the market to
Asia.

The final project was defined  following  extensive  consultation  with employee representatives and the evaluation of several different  solutions.  The project recognises  the need to  maintain a local  presence  and access to the  retrofit markets, and to keep our technical competencies and experience base.

Consequently, the final project considers:

..  Right-Sizing  of the European  Operation  on two  locations in Germany and in
France

   -  In Stuttgart,  Germany, it is planned to re-adjust the organisation to its areas of highest contribution, resulting in a reduction of the work force.
      It is envisaged that 200 (out of 300) positions would be retained.

   -  In France,  it is envisaged  that  approximately  50 positions (out of 250 currently in Velizy) would be retained and located in the Paris region.

..  Right-sizing of the US Operation

   -  In Windsor  (Connecticut) the  implementation of tools and processes would lead to  productivity  improvements  resulting  in a reduction of up to 40 positions.

The Project has been  presented  to the European  Works Forum  Select  Committee today.  Further  consultations  will  be  done  with  employee  representatives.
Measures  will be taken to  minimize  the  impact of this plan on all  concerned sites.

Press relations:    S. Gagneraud / G. Tourvieille
                    (Tél. +33 1 41 49 27 40) - internet.press@chq.alstom.com
Investor relations: E. Châtelain
                    (Tél. +33 1 41 49 37 38) - Investor.relations@chq.alstom.com